July 16, 2018

Liron Carmel
Chief Executive Officer
CANNAPOWDER, INC.
20 Raoul Wallenberg St.
Tel Aviv, Isreal

       Re: CANNAPOWDER, INC.
           Amendment No. 2 to Registration Statement on Form 10
           Filed July 3, 2018
           File No. 000-26027

Dear Mr. Carmel:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2018 letter.

Form 10-12G/A Filed July 3, 2018

Planned Research and Development and Current Trends, page 5

1. We note your response to prior comment 1. Please file complete and executed copies of the Feasibility Study and Option Agreement, License Agreement, and
Research
      Agreement as exhibits to the registration statement.
2. We note your response to prior comment 2. Please revise your disclosure to provide the basis for your belief that nanoparticles offer improved bioavailability and improved efficacy.
3. We note your response to prior comment 3. Please expand the disclosure indicating that
 Liron Carmel
FirstName LastNameLiron Carmel
CANNAPOWDER, INC.
Comapany NameCANNAPOWDER, INC.
July 16, 2018
July 16, 2018 Page 2
Page 2
FirstName LastName
         you plan to establish and operate several production facilities to study and medical cannabis and to develop cannabis based powders for medical uses to clarify what steps you have taken towards the accomplishment of this goal, what necessary steps remain, and what are the expected costs. Additionally, include disclosure as to your present plans to develop your own final cannabis products.
4. We note your response to prior comment 4 and your revised disclosure which states: "It is our belief, that we cannot state with certainty based upon any accepted studies, that there is a general growing agreement that cannabinoid-based drugs have tolerable safety profiles." Given that it is within the sole authority of the FDA or similar foreign regulator to determine the safety and efficacy of a drug and that safety is determined by reference to the indication being treated, the statement that cannabinoid-based drugs have tolerable safety profiles in not appropriate. Please delete the statement.
The Medical Cannabis Market, page 7

5. We note your response to prior comment 9. Please revise the graphic on page 8 to ensure it is legible.
Government Regulation, page 10

6. We note your responses to prior comments 3 and 11 and your plan to sell nanometric cannabis powder to product development companies and the creation of your own final cannabis products. Please revise to disclose the impact of Good Manufacturing Practice regulations on your business and describe the FDA approval process for your planned final cannabis products.
The company's officer and director may allocate his time to other businesses... , page 13

7. We note your response to prior comment 14 and your disclosure that "[m]anagement of the Company is engaged in several other business endeavors...."
However, the business
         experience presented in Item 5. Directors and Executive Officers does not present business endeavors that Liron Carmel or Oded Gilboa are currently involved in. Please revise the discussions of their business experience to describe these endeavors or explain the apparent discrepancy.
We face risks associated with laws and regulations applicable to controlled substances, page 15

8. We note your response to comment 12. Please revise the risk factor to describe the difficulties of complying with laws that differ from jurisdiction to jurisdiction and why these differences in the law may result in restrictions or limitations on your ability to distribute your products.
Item 10. Recent Sales of Unregistered Securities, page 26

9. We note your response to prior comment 18. The information presented is inconsistent
 Liron Carmel
CANNAPOWDER, INC.
July 16, 2018
Page 3
      with your statement on page 4 that you have raised $1,226,900 to date in the equity raise.
      Please explain the discrepancy.
Amendment No. 1 to Form 10

Notes to Financial Statements (Unaudited)
Note (2) Going Concern, page F-8

10. Please revise your disclosure that states "The business plan of the Company transitioned from being a provider of online gaming software to the developer and provider of an intelligent decision support system ("IDSS") utilized by the agriculture breeding industry, we were able to utilize our software programming expertise. Our business efforts are now being directed toward offering our IDSS Software program to a wide variety of users engaged in plant breeding, primarily within the seed industry. We plan on marketing our
      IDSS Software to agro-breeders, providing them with the ability to better plan, manage and analyze their breeding data and to perform research activities quickly and effectively so as to significantly increase production and plant quality", as it does not appear that this is relevant to your operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at 202-551-3649 or Sharon Blume at 202-551-3474
if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.


FirstName LastNameLiron Carmel
                                                             Division of
Corporation Finance
Comapany NameCANNAPOWDER, INC.
                                                             Office of
Healthcare & Insurance
July 16, 2018 Page 3
cc:       Rich Rubin
FirstName LastName